--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER

                             SIGA TECHNOLOGIES, INC.
               (Exact name of company as specified in its charter)

            Delaware                    0-23047             13-3864870
(State or other jurisdiction of      (Commission      (IRS Employer Id. No.)
 incorporation or organization)      File Number)

                         420 Lexington Avenue, Suite 620
                               New York, NY 10170
          (Address of principal executive offices, including zip code)

                                 (212) 672-9100
                (Company's telephone number, including area code)

                                  April 9, 2001

                                  INTRODUCTION

      This Statement is being furnished to all holders of record at the close of business on April 6, 2001 of the common stock, par value $0.0001 per share ("Common Stock"), of Siga Technologies, Inc. (the "Company") in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder.

      The Company anticipates that a Special Meeting of the Board of Directors of the Company will be held on or about April 17, 2001 to effectuate, among other things, a restructuring of the Board. At or immediately after such meeting, it is anticipated that Jeffrey Rubin, Eric I. Richman and Thomas N. Lanier will resign as directors of the Company, and that Donald G. Drapkin, Thomas E. Constance, Eric A. Rose, M.D., Gabriel M. Cerrone, Mehmet C. Oz, M.D. and Michael Weiner, M.D. will be appointed by the existing members of the Board as new directors. On or about April 18, 2001, it is anticipated that Joshua D. Schein, Ph.D. and Judson A. Cooper will resign as directors of the Company. The persons appointed as the new directors will not begin to serve as such, until after the expiration of the 10-day period beginning on the later of the date of the filing of this Statement with the Securities and Exchange Commission pursuant to Rule 14f-1 or the date of mailing of this Statement to the Company's stockholders.

      By virtue of the change in the composition of the Board, there may be deemed to be, on the date the new directors referred to above take office, a change in control of the Company.

      As of April 6, 2001, the Company had issued and outstanding 7,548,808 shares of Common Stock, par value $.0001 per share, the Company's only class of voting securities which would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

      This information statement is being mailed to stockholders of record as of April 6, 2001 and filed with the Securities and Exchange Commission on April 9, 2001.

      NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE APPOINTMENT OF ANY DIRECTOR

NO PROXIES ARE BEING SOLICITED AND YOU
ARE REQUESTED NOT TO SEND THE COMPANY A PROXY

                                CHANGE IN CONTROL

      The following description of the agreements into which the Company has entered are summaries and are qualified in their entirety by references to the agreements which the Company filed as exhibits to its Annual Report on Form 10-KSB for the year ended December 31, 2000 filed with the SEC on April 9, 2001. You are urged to review the full text of those documents in their entirety.

      On March 30, 2001, Joshua D. Schein, Ph.D., the Company's Chief Executive Officer and a director and Judson A. Cooper, the Company's Chairman of the Board entered into an agreement with, among others, Donald G. Drapkin, a beneficial owner of more than 5% of the Company's common stock, in which Messrs. Schein and Cooper agreed to resign from the Company and use their best efforts to cause each of the current directors of the Company to resign. Provided that such condition is satisfied, it is expected that Mr. Drapkin will be appointed Chairman of the Board and Eric A. Rose, M.D. will be appointed as Interim Chief Executive Officer. In addition, it is anticipated that Thomas E. Constance, Gabriel M. Cerrone, Mehmet C. Oz, M.D. and Michael Weiner, M.D. will be appointed as directors. Each of the parties to the agreement have agreed to lock up their respective shares of common stock and options of the Company for 24 months subject to certain conditions and exceptions. Each of Messrs. Schein and Cooper also granted to Mr. Drapkin their irrevocable proxy to vote their respective shares for the 24 month lock up period subject to certain exceptions. In addition, Messrs. Schein and Cooper have agreed to serve as consultants to the Company.

        Messrs. Schein and Cooper have each entered into a separation agreement with the Company pursuant to which they have agreed to terminate their employment agreements and waive their right to any payments under the change of control provisions under such agreements.

          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGMENT

      The following table sets forth certain information regarding the beneficial ownership of the common stock as of April 6, 2001 of (i) each person known to the Company to beneficially own more than 5% of the common stock, (ii) each director and director nominee of the Company, (iii) each executive officer of the Company for whom information is given in the Summary Compensation Table, and (iv) all directors and executive officers of the Company as a group.

Name and Address of                 Amount of Beneficial
Beneficial Owner (1)                Ownership(2)             Percentage of Total
------------------------------      --------------------     -------------------

Judson Cooper                         1,144,117(3)                 13.2%

Joshua D. Schein, Ph.D                1,141,017(3)                 13.2%

Richard B. Stone                        556,615                     6.3%
135 East 57th Street
11th Floor
New York, NY 10022

Jeffrey Rubin                            65,000                       *

Thomas Lanier                             5,000                       *

Eric Richman                                  0                       *

Dennis Hruby                             52,500                       *

Thomas N. Konatich                      133,750                     1.7%

Thomas E. Constance                           0                       *
919 Third Avenue
41st Floor
New York, NY 10022

Eric A. Rose, M.D.                            0                       *
112 East 78th Street
New York, NY 10021

Mehmet C. Oz, M.D.                            0                       *

Michael Weiner, M.D.                          0                       *

Gabriel M. Cerrone (4)                  574,700                     7.1%
265 E. 66th Street
Suite 16G
New York, NY 10021

Panetta Partners Ltd. (4)               574,700                     7.1%
265 E. 66th Street,
Suite 16G
New York, NY 10021

Donald G. Drapkin                     1,279,032(5)(6)(7)           17.3%
35 East 62nd Street
New York, NY 10021

Howard Gittis                           787,590(5)(7)              9.99%
35 East 62nd Street
New York, NY 10021

All Officers and                      2,455,134                    24.5%
Directors as a group
(seven persons) (8)

      Less than 1% of the outstanding shares of common stock.

      (1) Unless otherwise indicated the address of each beneficial owner identified is 420 Lexington Avenue, Suite 620, New York, NY 10170.

      (2) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares indicated. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership of such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

      (3) Includes currently exercisable options to purchase 662,501 shares of common stock owned directly and 50% beneficial ownership of 12,500 additional options held by Prism Ventures LLC, an entity jointly owned by Mr. Cooper and Dr. Schein.

      (4)   Includes 513,200 shares issuable upon exercise of warrants. Gabriel
            M. Cerrone, as the sole general partner of Panetta Partners, Ltd., may be deemed to beneficially own the shares owned by Panetta Partners, Ltd.

      (5) Includes shares issuable upon conversion of 6% convertible Debentures due January 31 2002, plus accrued interest as of January 31, 2001 and shares issuable upon exercise of a warrant.

      (6) Includes shares owned by Joshua D. Schein and Judson A. Cooper for which Mr. Drapkin has beneficial ownership by virtue of an irrevocable proxy granted to him by Messrs. Schein and Cooper pursuant to the transaction which is the subject of this Information Statement on Schedule 14f-1.

      (7) The debentures and warrants each provide that except in certain circumstances, they are not convertible or exercisable, as the case may be, if as a result of such action, the number of shares of common stock beneficially owned by such person would exceed 9.99% of the outstanding shares of common stock. If not for such 9.99% limitation, Mr. Drapkin could be deemed to beneficially own 1,986,434 shares or 24.4% and Mr. Gittis could be deemed to beneficially own 809,524 shares or 10.2% (excluding, in each case, shares issuable upon conversion of any amounts other than principal of such debentures).

      (8) Includes an aggregate of 1,490,002 currently exercisable options to purchase shares of common stock.

               DIRECTORS, DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

      The Company anticipates that a Special Meeting of the Board of Directors of the Company will be held on or about April 17, 2001 to effectuate, among other things, a restructuring of the Board. At or immediately after such meeting, it is anticipated that Jeffrey Rubin, Eric I. Richman and Thomas N. Lanier will resign as directors of the Company and members of committees of the Board, and that Donald G. Drapkin, Thomas E. Constance, Eric A. Rose, M.D., Gabriel M. Cerrone, Mehmet C. Oz, M.D. and Michael Weiner, M.D. will be appointed by the existing members of the Board as new directors. On or about April 18, 2001, it is anticipated that Joshua D. Schein, Ph.D. and Judson A. Cooper will resign as directors of the Company. The following table sets forth, as of April 9, 2001, the name and age of each current director and each director nominee, position(s) with the Company, the period they have served as a director, any family relationships with any other director or executive officer of the Company, data on their business backgrounds and the names of public companies and other selected entities for which they also serve as directors.

        Name                        Age                          Position
        Joshua D. Schein, Ph.D.     40      Chief Executive Officer, Secretary and Director
        Judson A. Cooper            42      Chairman of the Board, Executive Vice President
        Eric Richman                40      Director
        Thomas Lanier               41      Director
        Jeffrey Rubin               33      Director
        Donald G. Drapkin           53      Director Nominee
        Thomas E. Constance         64      Director Nominee
        Eric A. Rose, M.D.          50      Director Nominee
        Gabriel M. Cerrone          29      Director Nominee
        Mehmet C. Oz, M.D.          40      Director Nominee
        Michael Weiner, M.D.        54      Director Nominee

      Joshua D. Schein, Ph.D. has served as our Chief Executive Officer since August 1998 and as acting Chief Executive Officer from April 1998 to August 1998. Dr. Schein has also served as Secretary and a Director since December 1995. Dr. Schein served as Chief Financial Officer from December 1995 until April 1998. From December 1995 to June 1998, Dr. Schein was a Director of DepoMed, Inc., a publicly traded biotechnology company. From January 1996 to August 1998, Dr. Schein was an executive officer and a director of Virologix Corporation, a private biotechnology company. From June 1996 to September 1998, Dr. Schein was an executive officer and a director of Callisto Pharmaceuticals, Inc. From 1994 to 1995, Dr. Schein served as a Vice President of Investment Banking at Josephthal, Lyon and Ross, Incorporated, an investment banking firm. From 1991 to 1994, Dr. Schein was a Vice President at D. Blech & Company, Incorporated, a merchant and investment banking firm focused on the biopharmaceutical industry. Dr. Schein received a Ph.D. in neuroscience from the Albert Einstein College of Medicine and an MBA from the Columbia Graduate School of Business. Dr. Schein is a principal of Prism Ventures LLC ("Prism"), a privately held limited liability company.

      Judson A. Cooper has served as our Chairman of the Board of Directors since August 1998 and as acting Chairman of the Board from April 1998 to August 1998. Mr. Cooper has also served as a Director since December 1995 and Executive Vice President since November 1996. From December 1995 until November 1996 Mr. Cooper served as President. From August 1995 to June 1998, Mr. Cooper was a Director of DepoMed, Inc., a publicly traded biotechnology company. From January 1996 to August 1998, Mr. Cooper was an executive officer and a director of Virologix Corporation, a private biotechnology company. From June 1996 to September 1998, Mr. Cooper was an executive officer and a director of Callisto Pharmaceuticals, Inc. Mr. Cooper was a private investor from September 1993 to December 1995. From 1991 to 1993, Mr. Cooper served as a Vice President of D. Blech & Company, Incorporated. Mr. Cooper is a graduate of the Kellogg School of Management. Mr. Cooper is a principal of Prism.

      Eric Richman has been a Director since November 2000. Since June 2000, Mr. Richman has been Vice President, Corporate Development at OptiMEMS, Inc., a development stage optical switch company. Prior to that, from 1998 to 2000, he was Director, International Commercialization with MedImmune, Inc. From 1993 to 1998, Mr. Richman was MedImmune's Senior Director of Transplantation Products. Mr. Richman was part of the founding team at MedImmune holding various other administrative, financial and strategic planning positions since joining MedImmune in 1988. Mr. Richman was a key member on the launch teams for the company's biotechnology products, both domestically and internationally. Mr. Richman received a B.S. degree in Biomedical Science in 1984 from the Sophie Davis School of Biomedical Education and a Master of International Management in 1987 from the American Graduate School of International Management.

      Thomas Lanier has been a Director since January 2000. Since 1996, Mr. Lanier has been an International Advisor for the U.S. Department of the Treasury during which time he co-wrote the U.S. Treasury's guide to external debt issuance for emerging market borrowers. From 1988 until 1996 Mr. Lanier worked for Chemical Bank as a U.S. Government Bond Trader (1988-1993), Emerging Markets Salesperson (1993-1994) and Emerging Markets Debt Trader (1994-1996). In 1981 Mr. Lanier graduated from the United States Military Academy at West Point with a Bachelor of Science Degree and prior to leaving the Army in 1986, also graduated from the U.S. Army Airborne School and the U.S. Army Flight School as well as planning, organizing and controlling logistical operations on an international project for the Army Chief of Staff. In 1998, Mr. Lanier received a Masters of Business Administration with an emphasis in finance and marketing from the Fuqua School of Business, Duke University.

      Jeffrey Rubin has been a director since November 1998. Mr. Rubin is Principal and Managing Director of The Whitestone Group, an asset management and investment banking firm he formed in January 1998. From 1994 to 1997, Mr. Rubin was founder and a director of the Fastcast Corporation, a company specializing in optical technologies. From 1989 to 1994, Mr. Rubin was a Vice President of American European Corporation, an import/export company. Mr. Rubin received a Bachelor of Arts degree in 1989 from the University of Michigan.

      Donald G. Drapkin has been a Director and Vice Chairman of MacAndrews & Forbes Holdings Inc. and various of its affiliates since 1987. Prior to joining MacAndrews & Forbes, Mr. Drapkin was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom for more than five years. Mr. Drapkin is also a Director of the following corporations which file reports pursuant to the Securities Exchange Act of 1934: Anthracite Capital, Inc.; Black Rock Asset Investors; Genta Inc.; The Molson Companies Limited; Panavision, Inc.; Playboy Enterprises, Inc.; Playboy.com, Inc.; ProxyMed, Inc.; Revlon Consumer Products Corporation; Revlon, Inc.; The Warnaco Group, Inc.; and Weider Nutrition International Inc.

      Thomas E. Constance is a member of the Boards of Directors of Uniroyal Technology Corp., the Kroll-O'Gara Company and Callisto Pharmaceuticals, Inc. Mr. Constance is Chairman of Kramer Levin Naftalis & Frankel LLP, a law firm in New York City. Mr. Constance serves as a Trustee of the M.D. Sass Foundation and St. Vincent's Services. He also serves on the Advisory Board of Barington Capital, L.P.

      Eric A. Rose, M.D. is currently Chairman of the Department of Surgery and Surgeon-in-Chief of the Columbia Presbyterian Center of New York Presbyterian Hospital, a position he has held since August 1994. Dr. Rose is a past President of the International Society for Heart and Lung Transplantation. Dr. Rose was recently appointed as Morris & Rose Milstein Professor of Surgery at Columbia University's College of Physicians & Surgeons' Department of Surgery. Dr. Rose is also a

Director of the following corporation that files reports pursuant to the Securities Exchange Act of 1934: Nexell Therapeutics Inc. Dr. Rose is a graduate of both Columbia College and the Columbia University College of Physicians & Surgeons.

      Gabriel M. Cerrone has been Senior Vice President of Investments of Fahnestock & Co., Inc., a financial services firm since March 1999. From March 1998 to March 1999 Mr. Cerrone was Managing Director of Investments at Barington Capital, L.P., a merchant bank, and, from June 1994 to February 1998, he was Senior Vice President of Investments at Blair & Company, a financial services firm focusing on microcap companies. Mr. Cerrone is a member of the Board of Directors of Callisto Pharmaceuticals, Inc. (a private biotechnology company) and Macro Holdings, LLC (a real estate management and investment company) and he is the sole general partner of Panetta Partners, Ltd. (an investor in, and consultant to, primarily emerging technology companies). Mr. Cerrone is a 1994 graduate of the Stern School of Business.

      Mehmet C. Oz, M.D. Dr. Oz has been a Cardiac Surgeon at Columbia University Presbytarian Hospital since 1993, and Dr. Oz has also been an Associate Professor of Surgery since July 2000. Dr. Oz directs the following programs at Columbia University Presbytarian Hospital: the mechanical device program; the complimentary medicine program; the clinical profusion program; and clinical trials of new surgical technology. Dr. Oz received his undergraduate degree from Harvard University in 1982, and, in 1986, he received a joint M.D. and M.B.A. from the University of Pennsylvania Medical School and the Wharton School of Business.

      Michael Weiner, M.D. has been a Professor of Pediatrics at Columbia University College of Physicians and Surgeons since 1996. Dr. Weiner is also the Director of Pediatric Oncology at New York Presbytarian Hospital. Dr. Weiner was formerly a Director of Nexell Therapeutics (f/k/a VimRx) from March 1996 to February 1999. Dr. Weiner is a 1972 graduate of the New York State Health Sciences Center at Syracuse, and he was a post graduate student at New York University and Johns Hopkins.

                                   MANAGEMENT

      Set forth below, for each executive officer of the Company, is information regarding their age as of April 5, 2001, position(s) with the Company, the period they have served as an officer and any family relationship with any other director or executive officer of the Company.

        Name                     Age    Position
        Joshua D. Schein, Ph.D.  40     Chief Executive Officer, Secretary and Director
        Judson A. Cooper         42     Chairman of the Board and Executive Vice President
        Thomas N. Konatich       55     Chief Financial Officer and Treasurer
        Dennis E. Hruby, Ph.D.   49     Vice President - Chief Scientific Officer

      Executive Officers who are not Directors

      Thomas N. Konatich has served as Chief Financial Officer and Treasurer since April 1, 1998. From November 1996 through March 1998, Mr. Konatich served as Chief Financial Officer and a Director of Innapharma, Inc., a privately held pharmaceutical development company. From 1993 through November 1996, Mr. Konatich served as Vice President and Chief Financial Officer of Seragen, Inc., a publicly traded biopharmaceutical development company. From 1988 to 1993, he was Treasurer of Ohmicron Corporation, a venture capital financed environmental biotechnology firm. Mr. Konatich has an MBA from the Columbia Graduate School of Business.

      Dennis F. Hruby, Ph.D. has served as Vice-President - Chief Scientific Officer since June 2000. From April 1,1997 through June 2000 Dr. Hruby was our Vice President of Research. From January 1996 through March 1997, Dr. Hruby served as a senior scientific advisor to Siga. Dr. Hruby is a Professor of Microbiology at Oregon State University, and from 1990 to 1993 was Director of the Molecular and Cellular Biology Program and Associate Director of the Center for Gene Research and Biotechnology. Dr. Hruby specializes in virology and cell biology research, and the use of viral and bacterial vectors to produce recombinant vaccines. He is a member of the American Society of Virology, the American Society for Microbiology and a fellow of the American Academy of Microbiology. Dr. Hruby received a Ph.D. in microbiology from the University of Colorado Medical Center and a B.S. in microbiology from Oregon State University.

      Management is not aware of any family relationships among any of the executive officers.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Effective January 15, 1998, the Company entered into a consulting agreement with Prism Ventures LLC pursuant to which Prism agreed to provide certain business services to the Company, including business development, operations and other advisory services, licensing, strategic alliances, merger and acquisition activity, financings and other corporate transactions. Pursuant to the terms of the agreement, Prism received an annual fee of $150,000 and 16,667 stock options per year. The agreement expired on January 15, 2001, and was cancelable by the Company only for cause as defined in the agreement. Mr. Cooper and Dr. Schein are the members of Prism. In October of 1998, the Company and Prism agreed to suspend the agreement for as long as the two principals are employed by the Company under the provisions of their amended employment agreements. During 2000, Prism received no payments pursuant to the agreement.

      Effective September 9, 1999 the Company entered into a consulting agreement with Stefan Capital, LLC pursuant to which Stefan has agreed to provide certain business services to the Company. Pursuant to the terms of the agreement, Stefan received five year warrants to purchase 100,000 shares of our Common Stock at an exercise price of $1.00. None of the warrants may be exercised before September 9, 2001, at which time 50,000 warrants can be exercised. Mr. Jeffrey Rubin, one of our directors, is a principal of Stefan.

                        COMPLIANCE WITH SECTION 16(A) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

      Pursuant to Section 16(a) of the 1934 Act and the rules thereunder, the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities are required to file with the Securities and Exchange Commission and The Nasdaq Stock Market, Inc. reports of their ownership of, and transactions in, the Company's Common Stock. Based solely on a review of copies of such reports furnished to the Company, or written representations that no reports were required, the Company believes that during the fiscal year ended December 31, 2000 its executive officers and directors complied with the Section 16(a) requirements.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

      The following table sets forth the total compensation paid or accrued for the years ended December 31, 2000, 1999 and 1998 for Siga's Chief Executive Officer and its four most highly compensated executive officers, other than its Chief Executive Officer, whose salary and bonus for the fiscal year ended December 31, 2000 were in excess of $100,000.

                           Summary Compensation Table

                                                                           Annual Compensation
                                                                           -------------------


                                                                             Other Annual              Long-Term
                                                                             ------------             Compensation
                                                                             Compensation             ------------
                                                                             ------------              Securities
Name and Principal Position                 Year             Salary ($)           ($)            Underlying  Options(#)
---------------------------                 ----             ----------           ---            ----------------------
Joshua D. Schein, Ph.D.,  Chief             2000              250,000              --                   500,000
Executive Officer and Director
                                            1999              225,000              --                   150,000

                                            1998              170,939              --                    16,667

Judson A. Cooper, Executive Vice            2000              250,000              --                   500,000
President and Director
                                            1999              225,000              --                   150,000

                                            1998              170,939              --                    16,667

Dennis E. Hruby, Ph.D.,  Chief              2000              180,000              --                   125,000
Scientific Officer
                                            1999              170,000              --                        --

                                            1998              167,148              --                    40,000

Thomas N. Konatich, Chief Financial         2000              170,000              --                   100,000
Officer
                                            1999              170,000              --                        --

                                            1998              120,172              --                    95,000


      Option Grants for the Year Ended December 31, 2000

      The following table sets forth grants of stock options to Siga's Chief Executive Officer and its four most highly compensated executive officers, other than its Chief Executive Officer, for the year ended December 31, 2000. The exercise price per share of each option was equal to the fair market value at the time of the grant, except for the grant to Dr. Hruby. The grants to Dr. Hruby were non-Plan grants at a discount of approximately 50% to market.

                         Option Grants in Last Fiscal Year

                                      Individual Grants
                         ----------------------------------------------------
                                        Percent of
                                           Total
                                          Options
                           Number of    Granted to
                          Securities     Employees   Exercise
                          Underlying     in Fiscal   Price per
                            Options        Year        Share    Expiration
Name                      Granted (#)     (%)(1)      ($/SH)       Date
----                      -----------     ------      ------       ----
Joshua D. Schein          500,000          43.8        2.00      1/19/10
Judson A. Cooper          500,000          43.8        2.00      1/19/10
Dennis E. Hruby           125,000            (2)       2.00      1/19/10
Thomas N. Konatich        100,000           8.7        2.00      1/19/10

(1) Based on options to purchase an aggregate of 1,144,000 shares of common stock granted under the Amended 1996 Incentive and Non-Qualified Stock Option Plan.

(2) Options were granted outside the Amended 1996 Incentive and Non-Qualified Stock Option Plan

        Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table provides certain summary information concerning stock options held as of December 31, 2000 by Siga's Chief Executive Officer and its four most highly compensated executive officers, other than its Chief Executive Officer. No options were exercised during fiscal 1999 by any of the officers.

                                                                         Value of Unexercised
                              Number of Securities Underlying            In-The-Money Options
                                   Unexercised Options#                at Fiscal Year-End($)(1)
                             ----------------------------------    ---------------------------------
     Name                    Exercisable      Unexercisable        Exercisable     Unexercisable
Joshua D. Schein                   662,501             37,500            735,938            70,313
Judson A. Cooper                   662,501             37,500            735,938            70,313
Dennis Hruby                        52,500            122,500             25,000           100,000
Thomas N. Konatich                  85,000            110,000             37,500            62,500

      (1) Based upon the closing price on December 31, 2000 as reported on the Nasdaq SmallCap Market and the exercise price per option.

      Employment Contracts and Directors Compensation

      Dr. Joshua Schein, our Chief Executive Officer, was employed under an agreement through December 31, 1999 which had a base annual salary of $225,000 and granted him 16,667 options per year, exercisable at the fair market value on the date of the grant. In January 2000 he entered into a new employment agreement with the Company which agreement was amended and restated as of October 6, 2000, would expire January 2005 and was cancelable by the Company only for cause, as defined in the agreement. The agreement was renewable for additional one year terms unless cancelled by either party in writing 180 days prior to cancellation. Dr. Schein received an annual base salary of $250,000 and he was granted 500,000 fully vested stock options upon signing the new agreement. The options are exercisable at $2.00 per share, the fair market value on the date of grant. He was eligible to receive additional stock options and bonuses at the discretion of the Board of Directors. Under the amended and restated agreement, in the event of a change of control, Dr. Schein would be paid his compensation for the remainder of his employment term and would receive a tax gross-up payment, and all unvested options held by Dr. Schein would become vested and exercisable. In addition, Dr. Schein would receive a cash payment equal to 1.5% of the total consideration received by the Company in a sale of all or substantially all of the assets or stock of the Company, or a transaction where the holders of the voting capital stock of the Company immediately prior to the transaction own less than a majority of the voting capital stock of the acquiring or surviving entity. In the event of a sale, merger or public spin-out of any subsidiary or material asset of the Company, Dr. Schein would receive a fee equal to 1.5% of the value of the Company's shares of the subsidiary or material assets. Pursuant to the Separation Agreement between Dr. Schein and the Company, dated as of March 30, 2001, the employment agreement between Dr. Schein and the Company was terminated.

      Judson Cooper, our Chairman of the Board of Directors and Executive Vice President, was employed under an employment agreement through December 31, 1999 which had a base annual salary of $225,000 and granted him 16,667 options per year, exercisable at the fair market value on the date of the grant. In January 2000 he entered into a new employment agreement which agreement was amended and restated October 6, 2000, would expire January 2005 and was cancelable by the Company only for cause, as defined in the agreement. The agreement was renewable for additional one year terms unless cancelled by either party in writing 180 days prior to cancellation. Mr. Cooper received an annual base salary of $250,000 and he was granted 500,000 fully vested stock options upon signing the new agreement. The


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

      options are exercisable at $2.00 per share, the fair market value on the date of grant. He is eligible to receive additional stock options and bonuses at the discretion of the Board of Directors. Under the amended and restated agreement, in the event of a change of control, Mr. Cooper would be paid his compensation for the remainder of his employment term and would receive a tax gross-up payment, and all unvested options held by Mr. Cooper would become vested and exercisable. In addition, Mr. Cooper would receive a cash payment equal to 1.5% of the total consideration received by the Company in a sale of all or substantially all of the assets or stock of the Company, or a transaction where the holders of the voting capital stock of the Company immediately prior to the transaction own less than a majority of the voting capital stock of the acquiring or surviving entity. In the event of a sale, merger or public spin-out of any subsidiary or material asset of the Company, Mr. Cooper would receive a fee equal to 1.5% of the value of the Company's shares of the subsidiary or material assets. Pursuant to the Separation Agreement between Mr. Cooper and the Company, dated as of March 30, 2001, the employment agreement between Mr. Cooper and the Company was terminated.

      Thomas Konatich, Chief Financial Officer and Treasurer, is employed by the Company under an employment agreement that was to expire April 1, 2000. On January 19, 2000 the employment agreement was amended and in October 2000, the agreement was amended and restated. The amended agreement expires on April 1, 2002 and is cancelable by the Company only for cause, as defined in the agreement. Mr. Konatich receives an annual base salary of $170,000. He received options to purchase 95,000 shares of Common Stock, at $4.44 on April 1, 1998. The options vest on a pro rata basis on the first, second, third and fourth anniversaries of the agreement. On January 19, 2000 he received an additional grant to purchase 100,000 shares at an exercise price of $2.00 per share. The options vest on a pro rata basis each quarter through January 19, 2002. Mr. Konatich is also eligible to receive additional stock options and bonuses at the discretion of the Board of Directors. Under the amended and restated agreement, in the event of a change of control, Mr. Konatich will be paid his compensation for the remainder of his employment term and will receive a tax gross-up payment, and all unvested options held by Mr. Konatich will become vested and exercisable.

      Dr. Dennis Hruby, Chief Scientific Officer, has an employment agreement with the Company which was to expire on December 31, 2000. In May 2000 the employment agreement was amended extending Dr. Hruby's employment until December 31, 2002, except that the Company may terminated the agreement upon 180 days written notice, and changing Dr. Hruby's title from Vice President of Research to Chief Scientific Officer. Dr. Hruby received options to purchase 40,000 shares of Common Stock at an exercise price of $4.63 per share on February 1, 1998. The options become exercisable on a pro rata basis on the first, second, third and fourth anniversaries of the agreement. Dr. Hruby is eligible to receive additional stock options and bonuses at the discretion of the Board of Directors. Under the amended agreement, Dr. Hruby was granted options to purchase 125,000 shares at an exercise price of $2.00 per share. The options vest ratably over the remaining term of the amendment.


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

                                    SIGNATURE

      In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    SIGA TECHNOLOGIES, INC.


                                    By: /s/ Joshua D. Schein
                                        ----------------------------------
                                        Joshua D. Schein, Ph.D.
                                        Chief Executive Officer

Dated: April 9, 2001


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